Delisting Determination,The Nasdaq Stock Market, LLC,
November 14, 2008, Blue Holdings, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Blue Holdings, Inc.
(the Company), effective at the opening of the trading session on November 24, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4310(c)(02) and 4310(c)(14). The Company was notified of the Staffs determination on May 14, 2008 and August
28, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(02) and 4310(c)(14). The Company was notified of the Panels decision on August 8, 2008 and September 15, 2008, and trading in the Companys securities was suspended on September 17, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 30, 2008.